Exhibit 99.2

Fortuna and Roxgold shareholders approve business combination to create a global premier growth-oriented intermediate gold and silver producer

Vancouver, June 28, 2021 – Fortuna Silver Mines Inc. (“Fortuna”) (NYSE: FSM | TSX: FVI) and Roxgold Inc. (“Roxgold”) (TSX: ROXG | OTCQX: ROGFF) are pleased to announce that shareholders of both Fortuna and Roxgold have approved all matters voted on at Fortuna's annual and special meeting as well as at Roxgold's special meeting and annual meeting held earlier today, including the proposed acquisition by Fortuna of all of the outstanding common shares of Roxgold ("Roxgold Shares") by way of a proposed plan of arrangement (the "Arrangement"), pursuant to the terms and subject to the conditions of the arrangement agreement between Fortuna and Roxgold dated effective April 26, 2021 (for additional information, please refer to the joint news release dated April 26, 2021, “Fortuna And Roxgold Agree To Business Combination Creating A Low-Cost Intermediate Global Precious Metals Producer”)

Subject to the satisfaction or waiver of the remaining conditions to the Arrangement, including approval of the Arrangement by the British Columbia Supreme Court, which application will be heard June 30, 2021, closing of the Arrangement is expected to occur on July 2, 2021.

Following completion of the Arrangement, current Fortuna shareholders and former Roxgold shareholders will own approximately 63.6% and 36.4% of the outstanding Fortuna Shares, respectively. Post-arrangement, Fortuna will continue under the name "Fortuna Silver Mines Inc." with the ticker symbol "FVI" on the Toronto Stock Exchange and "FSM" on the New York Stock Exchange, and Roxgold will be a wholly-owned subsidiary of Fortuna. Roxgold will be delisted from the Toronto Stock Exchange and an application will be made for Roxgold to cease to be a reporting issuer.

Fortuna Voting Results

The issuance by Fortuna of up to 110,128,963 common shares of Fortuna ("Fortuna Shares") to the shareholders of Roxgold in exchange for all of the issued and outstanding Roxgold Shares pursuant to the Arrangement was approved by 96.65% of the votes cast by Fortuna shareholders present by virtual attendance or represented by proxy at Fortuna's annual and special meeting.

All matters presented for approval at the Fortuna annual and special meeting were duly authorized and approved as follows:

Item of Business	Votes Cast FOR	Votes Cast Against / Withheld
Share Issuance in connection with the Arrangement	37,829,172	1,311,875
	(96.65%)	(3.35%)
Re-appointment of KPMG LLP as the auditor of Fortuna	69,528,259	1,023,311
	(98.55%)	(1.45%)
Fixing the number of directors elected to the board of Fortuna at six	38,543,472	597,574
	(98.47%)	(1.53%)

Detailed voting results regarding the election of Fortuna directors are as follows:

Name	Votes Cast FOR	Votes Withheld
Jorge A. Ganoza Durant	38,509,971	631,076
	(98.39%)	(1.61%)
David Laing	37,097,973	2,043,074
	(94.78%)	(5.22%)
Mario Szotlender	38,312,437	828,610
	(97.88%)	(2.12%)
David Farrell	36,315,260	2,825,786
	(92.78%)	(7.22%)
Alfredo Sillau	38,293,545	847,501
	(97.83%)	(2.17%)
Kylie Dickson	38,357,208	783,839
	(98.00%)	(2.00%)

Roxgold Voting Results

The Arrangement with Fortuna was approved by 84.80% of the votes cast by Roxgold shareholders present by virtual attendance or represented by proxy at Roxgold's special virtual meeting, as well as 84.15% of votes cast after excluding the votes cast by a director and an officer of Roxgold in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

All matters presented for approval at Roxgold's special meeting and its annual meeting were duly authorized and approved as follows:

Item of Business	Votes Cast FOR	Votes Against / Withheld
Approval of Arrangement	211,895,783	37,988,933
	(84.80%)	(15.20%)
Re-appointment of PricewaterhouseCoopers LLP as the auditor of Roxgold	253,335,182	1,866,417
	(99.27%)	(0.73%)

Detailed voting results regarding the election of Roxgold directors are as follows:

Name	Votes Cast FOR	Votes Withheld
Richard Colterjohn	205,609,038	21,820,098
	(90.41%)	(9.59%)
John Dorward	207,927,664	19,501,472
	(91.43%)	(8.57%)
Kate Harcourt	207,686,644	19,742,492
	(91.32%)	(8.68%)
John L. Knowles	207,649,776	19,779,360
	(91.30%)	(8.70%)
Oliver Lennox-King	207,594,092	19,835,044
	(91.28%)	(8.72%)
Dawn Moss	207,922,022	19,507,114
	(91.42%)	(8.58%)
Norman Pitcher	207,910,888	19,518,248
	(91.42%)	(8.58%)

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico, and Argentina. Sustainability is integral to all of Fortuna's operations and relationships. Fortuna produces silver and gold and generates shared value over the long-term for its shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit Fortuna´s website.

About Roxgold Inc.

Roxgold is a Canadian-based gold mining company with assets located in West Africa. Roxgold owns and operates the high-grade Yaramoko Gold Mine located on the Houndé greenstone belt in Burkina Faso and is also advancing the development and exploration of the Séguéla Gold Project located in Côte d’Ivoire. Roxgold trades on the TSX under the symbol ROXG and as ROGFF on OTCQX.

For information about Fortuna Silver Mines Inc. Carlos Baca Manager, Investor Relations E: info@fortunasilver.com	For information about Roxgold Inc. Graeme Jennings, CFA Vice President, Investor Relations E: gjennings@roxgold.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included, other than statements of historical fact, which address activities, events or developments that Fortuna or Roxgold expects or anticipates may or will occur in the future, are forward-looking information.

The Forward-looking Statements in this news release may include, without limitation, statements about Fortuna and Roxgold’s current expectations, estimates and projections for the pro forma company, the timing and anticipated receipt of required court approvals, the anticipated timing of the completion of the Arrangement. Readers are also cautioned that such additional information is not exhaustive. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipated”, “estimated”, "expected", “potential”, “future”, “assumed”, “projected”, “planned”, “to be”, "will" or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are independent and management's future course of action would depend on its assessment of all information at that time. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in each of Fortuna’s and Roxgold’s annual information form for the year ended December 31, 2020 which has been filed on SEDAR at www.sedar.com for further information regarding the risks and other factors applicable to the Arrangement.

Although Fortuna and Roxgold believe that the expectations conveyed by the Forward-looking Statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. Fortuna and Roxgold disclaim any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.